 J6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 7, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Press Release: Tele2 divests its Croatian business, dated May 31, 2019
●	Press Release: Tele2 and Bite sign agreement to share networks in Latvia and Lithuania, dated June 3, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax:  +46 8 5620 0040
www.tele2.com

2019-05-31

PRESS RELEASE

Tele2 divests its Croatian business

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm:  TEL2 A and TEL2 B) has agreed to sell its Croatian business to United Group for an enterprise value of EUR 220 million (today approximately SEK 2,340 million).  The transaction provides an opportunity for Tele2 to realize value from the successful development of the Croatian business and to further advance its strategy with a focus on the Baltic Sea region.  Closing is expected before the end of 2019 and is subject to regulatory approval.

Tele2 has entered into an agreement to sell Tele2 Croatia to United Group, a leading telecoms and media provider in South East Europe, for an enterprise value of EUR 220 million.

– We are proud of the business we have built in Croatia and especially its outstanding development in the last two years, driven by our talented employees and our valued customer base.  We believe Tele2 Croatia will create even greater value for our customers going forward, as part of United Group’s family of telecom and media companies.  For Tele2, this opportunity enables an increased focus on successfully executing our strategy in the remaining footprint.  I would like to thank the Croatian team for their engagement and many contributions to Tele2 over the past 14 years, says Anders Nilsson, President and CEO of Tele2.

Closing of the transaction
The transaction requires approval from relevant regulatory bodies including the Croatian Competition Agency.  It does not require filing with the European Commission.  Closing is expected before the end of 2019.

Following the agreement announced today Tele2 Croatia will be reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.  Perella Weinberg Partners acted as financial advisor to Tele2.

After closing of the transaction Tele2’s Board of Directors will decide on the use of proceeds, taking into account the Group’s investment needs and its policies for shareholder remuneration and financial leverage.  The previously announced extraordinary shareholder remuneration which is still subject to closing in Kazakhstan, is independent to the transaction in Croatia.

About United Group
United Group is a leading connectivity and media provider in South East Europe.  It has the broadest network coverage in the region with 3.82 million subscribers and offers both local and international content.  United Group has operations in six countries and employs around 4,400 employees.  Its headquarter is situated in Amsterdam.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone:  +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone:  +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act.  The information was submitted for publication, through the agency of the contact persons set out above, at 18:00 CEST on May 31, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.
We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when.  Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies.  Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers.  We drive growth through customer satisfaction and smart combined offerings.  Tele2 has been listed on Nasdaq Stockholm since 1996.  In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion.  For latest news and definitions of measures, please see our homepage www.tele2.com

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax:  +46 8 5620 0040
www.tele2.com

2019-06-03

PRESS RELEASE

Tele2 and Bite sign agreement to share networks in Latvia and Lithuania

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm:  TEL2 A and TEL2 B) has today signed an agreement with the operator Bite to create a network sharing joint venture in Latvia and Lithuania.  The partnership includes sharing of infrastructure in current networks, spectrum sharing as well as future build-out of 5G.

Tele2 and Bite have today signed an agreement to create a joint venture with the mission to build, own and operate mobile networks in Latvia and Lithuania.  The partnership includes sharing of active and passive network infrastructure and transmission for 2G, 3G, 4G as well as the upcoming 5G roll-out.

The two operators’ current radio and transmission networks will be merged, forming a joint shared network in each country.  The aim is to improve network capacity and coverage for Latvian and Lithuanian customers, while reducing each party’s operational costs and energy consumption.  The partnership also aims to roll out joint 5G networks faster and at a significantly lower cost than Tele2 and Bite would have been able to do on a stand-alone basis.

– Network sharing has proven to be very successful for Tele2.  In Sweden we share all of our mobile network infrastructure, which has not only made it possible for us to build world-class networks for our customers at lower cost, but also made us the most energy efficient operator in the country.  The agreement with Bite will create great value for our customers, employees, shareholders and Latvian and Lithuanian societies, especially as we embark on the 5G journey, says Anders Nilsson, President and CEO, Tele2.

The board and management of the joint venture is jointly appointed by the two owners, and managed by a board with representatives from each company.

– The major goal of the partnership is to optimize existing radio network and build 5G infrastructure in Lithuania and Latvia faster, less costly and with better coverage than on an individual basis.  Shared radio network will result in better quality of service, larger coverage and better capacity than separate networks could provide.  Not to mention that the cooperation also will result in a more efficient use of resources, and have a positive environmental impact, says Nikita Sergienko, CEO Bite Group.

Each party obtains a 50 percent ownership in the joint venture in both Latvia and Lithuania.  The joint network will be built out gradually starting 2021, with the full network targeted to be established by December 31, 2023.  Per this date, Tele2 and Bite will share all of their radio network, only excluding customer specific solutions.  The parties will continue to act as competitors in the Lithuanian and Latvian markets in all other aspects.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2, Phone:  +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2, Phone:  +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act.  The information was submitted for publication, through the agency of the contact persons set out above, at 08:00 CEST on June 3, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.
We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when.  Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies.  Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers.  We drive growth through customer satisfaction and smart combined offerings.  Tele2 has been listed on Nasdaq Stockholm since 1996.  In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion.  For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel